Mail Stop 4561

October 20, 2005


Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Amendment No. 6 to Form S-1
		Filed October 6, 2005
	File No. 333-122565

Dear Mr. Green:

      We have reviewed your responses and, as indicated in our October 18, 2005 letter, we have the following comments.

General
1. We have reviewed your response to prior comment 2 in our letter dated September 15, 2005. In particular, we note that the Amended and
Restated Stock Purchase Agreement contemplates an unregistered sale of securities from the selling stockholders to General Atlantic upon closing of the initial public offering. We do not agree that Section
4(2) is available to the unregistered transaction since this exemption is available only to the issuer (i.e., IHS). With respect to your argument that Section 4(1) is available, please provide us with a more comprehensive analysis as to why Section 4(1) is available in these circumstances.

Exhibit Index
2. We note that you have not filed the November 2004 agreement between Holland America Investment Corporation wherein HAIC contributed substantially all of its assets to you in exchange for your common stock, which was then distributed to the selling shareholders. As this agreement was entered into within the last two years, it should be filed as a material agreement under Item 601(b)(10) of Regulation S-K.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    You may contact Lisa Mitrovich, Assistant Chief Accountant, at 202-551-3453, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  212-450-3662
      Richard J. Sandler, Esq.
      Mark Schwartz, Esq.
      Davis Polk & Wardwell



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Stephen Green
IHS, Inc.
October 20, 2005
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